Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig", "UDW", the "Company", "we", "us", "our" or similar terms shall include Ocean Rig UDW Inc. and/or its subsidiaries, as applicable.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (the "Commission") on March 15, 2018 and in our Registration Statement on Form F-3, with an effective date of March 19, 2018 and the Registration Statement on Form S-4 of Transocean Ltd., with effective date of October 16, 2018 relating to the proposed Merger with Transocean Ltd. (as described below). See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Nine-months ended September 30, 2018 compared to the nine-months ended September 30, 2017.
 Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Nine-months ended September 30,		Change
	2017	2018	Amount	%
REVENUES:
Revenues	$788,168	365,564	$(422,604)	(53.6)%

EXPENSES:
Drilling units operating expenses	225,619	190,479	(35,140)	(15.6)%
Depreciation and amortization	95,032	78,869	(16,163)	(17.0)%
Impairment loss	1,048,828	-	(1,048,828)	(100.0)%
General and administrative expenses	45,970	52,445	6,475	14.1%
Loss on sale of fixed assets	155	498	343	221.3%
Legal settlements and other, net	4,000	(4,000)	(8,000)	(200.0)%
Operating income/ (loss)	(631,436)	47,273	678,709	(107.5)%

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(237,888)	(23,152)	214,736	(90.3)%
Interest income	5,802	9,979	4,177	72.0%
Reorganization gain/ (expenses), net	1,028,070	(404)	(1,028,474)	(100.0)%
Loss from issuance of shares upon restructuring	(204,595)	-	204,595	(100.0)%
Other, net	2,976	(8,783)	(11,759)	(395.1)%
Total other income/ (expenses), net	594,365	(22,360)	(616,725)	(103.8)%

INCOME/ (LOSS) BEFORE INCOME TAXES	(37,071)	24,913	61,984	(167.2)%
Income taxes	(47,748)	(20,695)	27,053	(56.7)%
NET INCOME/ (LOSS)	$(84,819)	4,218	$89,037	(105.0)%

Revenues
Revenues from drilling contracts decreased by $422.6 million, or 53.6%, to $365.6 million for the nine-month period ended September 30, 2018, as compared to $788.2 million for the nine-month period ended September 30, 2017. The decrease is mainly attributable to (i) the conclusion of the drilling contracts relating to each of the drilling units Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently hot stacked; (ii) the decreased operating days of the drilling unit Ocean Rig Poseidon from 248 days for the nine-month period ended September 30, 2017 to 54 days for the nine-month period ended September 30, 2018; (iii) the drilling unit Leiv Eiriksson that underwent a statutory periodic survey within the period ended September 30, 2018 and; (iv) increased revenues earned during the nine-month period ended September 30, 2017 as a result of termination fees received upon the early termination of the drilling contracts relating to each of the drilling units Ocean Rig Athena and Ocean Rig Apollo.
During the nine-month periods ended September 30, 2017 and 2018, we recorded 42.9% and 25.2% utilization (excluding the days for which we received a termination fee), respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 94.0% for the nine-month period ended September 30, 2018, as compared to 96.8% for the nine-month period ended September 30, 2017. Without applying ASU 2014-09 (ASC 606), the Company's revenues would not have been affected for the nine-month period ended September 30, 2018.
Operating expenses
Drilling units' operating expenses decreased by $35.1 million, or 15.6%, to $190.5 million for the nine-month period ended September 30, 2018, compared to $225.6 million for the nine-month period ended September 30, 2017. The decrease is mainly attributable to the cost-reduction initiatives for the entire fleet as well as the conclusion of the drilling contracts relating to each of the drilling units Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently hot stacked and the decreased operating days of the drilling unit Ocean Rig Poseidon from 248 days for the nine-month period ended September 30, 2017 to 54 days for the nine-month period ended September 30, 2018. Without applying ASU 2014-09 (ASC 606), the Company's drilling units operating expenses would not have been affected for the nine-month period ended September 30, 2018.
Depreciation and amortization
Depreciation and amortization expense decreased by $16.1 million, or 16.9%, to $78.9 million for the nine-month period ended September 30, 2018, as compared to $95.0 million for the nine-month period ended September 30, 2017. The decrease in depreciation and amortization expense was mainly attributable to the lower depreciable value of three of our drilling units as a result of the impairment charge recognized during the year ended December 31, 2017.
Impairment loss
For the nine-month period ended September 30, 2018 no impairment loss was incurred, compared to a loss of $1,048.8 million for the nine-month period ended September 30, 2017, which was due to a) the impairment of the total advances and related costs provided to the yard of $573.2 million regarding the drilling units under construction, Ocean Rig Santorini and Ocean Rig Crete, b) the reduction of $473.3 million of the carrying amount of the drilling unit Ocean Rig Apollo to its fair value and c) the loss of $2.3 million from the reclassification of the drilling units Leiv Eiriksson and Eirik Raude as held and used (previously held for sale).
General and administrative expenses
General and administrative expenses increased by $6.4 million, or 13.9%, to $52.4 million for the nine-month period ended September 30, 2018, as compared to $46.0 million for the nine-month period ended September 30, 2017. The increase is mainly associated with transaction costs related to the Merger Agreement (as defined below) we entered on September 3, 2018. There were no such costs in the nine-month period ended September 30, 2017.
Loss on sale of fixed assets
For the nine-month period ended September 30, 2018, we incurred loss on sale of fixed assets amounting to $0.5 million, whereas for the nine-month period ended September 30, 2017, a loss of $0.2 million was recognized on sale of fixed assets.

Legal settlements and other, net
Legal settlements and other, net resulted in a gain of $4.0 for the nine-month period ended September 30, 2018, as compared to a loss of $4.0 million for the nine-month period ended September 30, 2017, which was related to a provision for a legal case incurred during the nine-month period ended September 30, 2017 which has been reversed for the nine-month period ended September 30, 2018.
Interest and finance costs
Interest and finance costs decreased by $214.7 million, or 90.2%, to $23.2 million for the nine-month period ended September 30, 2018, as compared to $237.9 million for the nine-month period ended September 30, 2017. The decrease is mainly associated with the decrease in the interest on long term debt due to the discharge of $3.7 billion of debt, as a result of our restructuring which was completed on September 22, 2017 (the "Restructuring").
Interest income
Interest income increased by $4.2 million, or 72.4%, to $10.0 million for the nine-month period ended September 30, 2018, compared to $5.8 million for the nine-month period ended September 30, 2017. The increase was mainly due to interest received from time deposits as a result of the Company's cash management.
Reorganization gain/ (expenses), net
Reorganization expenses decreased by $1,028.5 million, or 100.0%, to $0.4 million for the nine-month period ended September 30, 2018, compared to $1,028.1 million for the nine-month period ended September 30, 2017, due to the fact that our restructuring was completed on September 22, 2017.
Loss from issuance of shares upon restructuring
For the nine-month period ended September 30, 2017, we recognized loss from issuance of shares upon our Restructuring of $204.6 million associated with the issuance of shares to Prime Cap Shipping Inc., a company that may be deemed to be beneficially owned by our Chairman, Mr. George Economou. For the nine-month period ended September 30, 2018, no such loss was incurred.
Other, net
Other, net decreased by $11.8 million, or 393.3%, to a loss of $8.8 million for the nine-month period ended September 30, 2018, compared to an income of $3.0 million for the nine-month period ended September 30, 2017. The decrease is mainly due to foreign currency exchange rate differences.
Income taxes
Income taxes decreased by $27.0 million, or 56.6%, to $20.7 million for the nine-month period ended September 30, 2018, compared to $47.7 million for the nine-month period ended September 30, 2017, due to (i) the conclusion of the drilling contracts relating to each of the drilling units Ocean Rig Corcovado and Ocean Rig Mykonos, which are currently hot stacked; (ii) the decreased operating days of the drilling unit Ocean Rig Poseidon from 248 days for the nine-month period ended September 30, 2017 to 54 days for the nine-month period ended September 30, 2018 and; (iii) the reduced early termination fees of the drilling contracts of two drilling units within the period ended September 30, 2018 compared to the nine-month period ended September 30, 2017.
Liquidity
As of September 30, 2018, we had $676.0 million of cash and cash equivalents and $1.7 million of restricted cash.
Our cash and cash equivalents and restricted cash decreased by $105.5 million, or 13.5%, to $677.6 million as of September 30, 2018, compared to $783.1 million as of December 31, 2017. The decrease in our cash, cash equivalents and restricted cash was mainly due to cash used in financing activities amounting to $181.9 million and cash used in investing activities amounting to $78.9 million which were partially offset by the cash provided by operating activities amounting to $157.1 million.

Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $708.7 million as of September 30 2018, compared to a working capital surplus of $806.7 million as of December 31, 2017.
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our services, comply with international standards, environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities, pay dividends and other corporate purposes.
We have agreed in our Merger Agreement with Transocean (please refer to the section Recent developments/ Proposed Merger with Transocean Ltd.) that, among other things, we will not engage in certain kinds of transactions during the period between the execution of the Merger Agreement and the consummation of the Merger, including limitations on our ability to incur debt, issue securities and sell or acquire material assets. If we seek to engage in a restricted activity under these covenants, we are required to obtain the prior written consent of Transocean. We do not anticipate that these contractual limitations will adversely affect our ability to satisfy our liquidity needs during this period.

As of September 30, 2018, we had total indebtedness of $350.0 million under our senior secured term loan facility.
As of September 30, 2018, we had $902.8 million of remaining installment payments under our contracts for the construction of two drilling units.
Please refer to the discussion on Long-term Debt as detailed in Note 9 of our Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Commission on March 15, 2018 and Note 10 of the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2018 included herein, for more information.
Cash flow
Net cash provided by operating activities was $157.1 million for the nine-month period ended September 30, 2018 compared to $467.1 million provided by operating activities for the nine-month period ended September 30, 2017. For the nine-month period ended September 30, 2018, net income of $4.2 million was adjusted for the effects of certain non-cash items including $78.9 million of depreciation, $1.7 million loss related to the effect on the exchange rate changes on cash and cash equivalents and restricted cash, $0.5 million loss on sale of fixed assets and $0.3 million of amortization and write off of financing fees. The Company had net cash inflows from changes in operating assets and liabilities of approximately $71.5 million for the nine-month period ended September 30, 2018.
Net cash used in investing activities was $78.9 million for the nine-month period ended September 30, 2018, compared to $36.3 million used in investing activities for the nine-month period ended September 30, 2017. Cash was used for expenditures related to advances for drilling units under construction and drilling units, machinery, equipment and other improvements/ upgrades of $79.0 million, compared to $36.5 million in the corresponding period of 2017.
Net cash used in financing activities was $181.9 million for the nine-month period ended September 30, 2018, compared to net cash used in financing activities of $460.7 million for the nine-month period ended September 30, 2017. For the nine-month period ended September 30, 2018, cash was used for principal payments and prepayments of long-term debt amounting to $181.9 million whereas for the nine-month period ended September 30, 2017, cash was used for the principal payments and prepayments of long-term debt and senior notes amounting to $460.7 million.

Effect on exchange rate changes on cash and cash equivalents and restricted cash

Effect on exchange rate changes on cash and cash equivalents and restricted cash was $1.7 million, loss for the nine-month period ended September 30, 2018, compared to no effect for the nine-month period ended September 30, 2017.

Financing activities

Long-term debt
We plan to pay long-term debt installments and interest with cash on hand, cash expected to be generated from operations, bank debt, financing arrangements and equity offerings or a combination thereof. However, if these sources are insufficient to satisfy our long-term debt installments and interest, we may need to seek alternative sources of financing and/or modifications of our existing credit facilities. There is no assurance that we will be able to obtain any such financing or modifications to our existing credit facilities on terms acceptable to us, or at all.
For more information, see Note 10 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2018 included herein.
The $450 million Senior Secured Term Loan Facility, totaling $350.0 million as of September 30, 2018, is payable in U.S. Dollars and matures in September 2024. The Senior Secured Term Loan Facility is expected to be repaid in full at the effective time of the Merger (as defined below).
Off-balance sheet arrangements
We do not have any off-balance sheet arrangements.
Recent developments
Updates on Rig Employment
On October 3, 2018, Lundin Norway AS ("Lundin") declared its eighth option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until the first quarter of 2019. Should Lundin exercise its remaining four one-well options, the drilling unit could potentially be employed until the second half of 2019.
On October 15, 2018, the drilling unit Ocean Rig Poseidon successfully completed its program with Chariot Oil & Gas and has now commenced its contract with ENI Angola S.p.A. ("ENI") for drilling offshore Angola. This contract has been entered into following the previously announced LOI. ENI has exercised its two optional wells making it a firm four-well program that is expected to be completed in the second quarter of 2019.
Litigation
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.
As part of our normal course of operations, our customer may disagree on amounts due to us under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, us seeking payment of certain commissions that HPOR is alleging were due by, amongst others, us for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. We are disputing such allegations and have counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by us. HPOR filed an application with the Court of Appeals in the U.K. (the "U.K. Court of Appeals") for leave to appeal the arbitration awards, for which the U.K. Court of Appeals granted permission. A hearing of HPOR's appeal took place on October 31, 2018.

On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against us and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to us. The awards in this matter were provided on August 10, 2018, and the Respondents were entirely successful in defeating the claims advanced by Mayze. The time for Mayze to apply for permission to appeal expired on August 17, 2018 with no application having been made. The awards are therefore final. Thus, we reversed the provision of $4.0 million that had been recorded in "Legal settlements and other, net" in the accompanying unaudited interim condensed consolidated statement of operations as of September 30, 2017.

On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of our creditors against, among others, two of our subsidiaries, two of our executive officers up to December 31, 2017 – which currently are directors, our manager TMS Offshore Services Ltd. and other parties. The plaintiffs purport to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. All defendants moved to dismiss the case on October 31, 2017 and that motion has been briefed. The Court held oral argument on June 6, 2018, and ordered the parties to submit supplemental briefs crystallizing argument made to the Court by July 17, 2018, with responses due August 14, 2018. The parties submitted their supplemental briefs and responses to the Court, and by order dated August 17, 2018, the Court cancelled the oral argument scheduled for August 29, 2018 and instead ordered the parties to appear for a scheduling conference. By order dated September 27, 2018, the Court granted Defendants' Joint Motion to Dismiss Complaint, and Defendants George Economou and Antonios Kandylidis' Motion to Dismiss, dismissing the case in its entirety without leave to replead. On or about October 24, 2018, Plaintiffs filed a notice of appeal to the Marshall Islands Supreme Court. We are not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.
On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York. On April 5, 2018, our motion to dismiss the appeal was granted. On May 4, 2018, the shareholder filed an appeal to the United States Court of Appeals for the Second Circuit. The appeal is in briefing.
On the Restructuring Effective Date, we funded a preserved claims trust, or PCT.  The PCT was established to preserve, for the benefit of Scheme Creditors, any causes of action held by us, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of our creditors referenced above. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the Restructuring.
Except for the matters discussed above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.
Proposed Merger with Transocean Ltd.
On September 3, 2018, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Transocean Ltd. ("Transocean"), a Swiss corporation, the Company, Transocean Oceanus Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Transocean (the "HoldCo") and Transocean Oceanus Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of HoldCo (the "Merger Sub"). Pursuant to the Merger Agreement, at the effective time of the merger, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving  entity as a direct subsidiary of HoldCo and an indirect, wholly-owned subsidiary of Transocean (the "Merger").

At the effective time of the Merger each issued and outstanding share of the Company immediately prior to such time (other than certain shares of the Company that will be canceled as set forth in the Merger Agreement), will be canceled and automatically converted into the right to receive 1.6128 newly issued shares of Transocean and $12.75 in cash.

The obligations of the parties to consummate the transaction under the Merger Agreement are subject to customary closing conditions. Among those conditions, including without limitation, the approval of the shareholders of each of the Company and Transocean. The board of directors of both the Company and Transocean have made recommendations to the Company's and Transocean's shareholders (as applicable) to approve the Merger, the Merger Agreement and the transactions contemplated thereby. In connection with the execution of the Merger Agreement, and as a condition to Transocean's willingness to enter into the Merger Agreement, certain shareholders of the Company entered into a voting and support agreement with Transocean.  Based on the information provided by the shareholders to Transocean and Ocean Rig, as of September 3, 2018 (the date of the Ocean Rig voting agreements), the shareholders of the Company party to the voting agreements beneficially owned in the aggregate 43.8 million Ocean Rig shares, representing approximately 48% of the outstanding Ocean Rig shares. The shareholders meetings of both the Company and Transocean are expected to be held on November 29, 2018. Shareholders of record of the Company's Class A common shares Class B common shares at the close of business on the record date, October 16, 2018, are entitled to notice of, to attend, and to vote or to grant proxies to vote at the shareholder meeting.

The Merger Agreement contains an end date of March 31, 2019 for the completion of the Merger, which subject to certain conditions may be extended until September 3, 2019, as set forth in the Merger Agreement. Furthermore, customary representations, warranties and customary pre-closing covenants by the Company, Merger Sub and Transocean contained in the Merger Agreement are disclosed in the joint proxy/ prospectus of Transocean and Ocean Rig with an effective date of October 16, 2018.

In addition, if the Merger Agreement is terminated under specified circumstances as set forth in the Merger Agreement, the Company may be required to pay Transocean a termination fee of $90.0 million and under certain other specified circumstances, as set forth in the Merger Agreement, Transocean may be required to pay the Company $60.0 million representing a reasonable estimate of the Company's expenses incurred in connection with the Merger and the transactions contemplated thereby or a termination fee of $132.5 million.

The Company has agreed to pay its financial advisors for their services provided related to the proposed Merger with Transocean. The actual contingent consideration will be determined on the completion date of the Merger.

Pursuant to the terms of a Deed Omnibus Termination Agreement by and among the Company and its subsidiaries, TMS (as defined below) and Transocean dated September 3, 2018 and which was signed in connection with the Merger Agreement, at the effective time of the Merger, the Company agreed to pay a convenience termination fee in consideration for the termination of the Management Services Agreement with TMS Offshore Services Ltd. ("TMS"), a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, which termination will be effective as of the effective time of the Merger. This future payment is contingent upon the effective time of the Merger and the exact amount of the termination fee will be calculated at the time of payment, but in any event, it will not exceed $134 million, which is the amount the convenience termination fee would be if it was paid on October 9, 2018. The actual contingent consideration will be determined on the effective time of the Merger.

Stock based compensation to three directors of the Board
On November 7, 2018, an award of 4,000 shares of our common stock was granted to each of three directors of the Board, Mr. John Simon, Mr. Karl Blanchard and Mr. Jim Devine, pursuant to the compensation arrangements between us and each of them. The shares vested immediately and were recognized to expenses based on the fair value on the grant date, being $31.10 per share.
Extraordinary General Meeting to approve Merger with Transocean Ltd.
The extraordinary general meeting of our shareholders to consider and vote on the proposal to approve and adopt the Merger Agreement and transactions contemplated thereby is scheduled to take place on November 29, 2018 (the "Special Meeting"). Our shareholders of record as of the close of business on October 16, 2018 are entitled to notice of, and to vote at, the Special Meeting. The notice of the meeting and the other meeting materials were mailed on or about October 16, 2018.

Conversion of Class B Common Shares to Class A Common Shares
During November 2018, we converted an aggregate of 104,407 Class B Common Shares, par value $0.01, into 104,407 Class A Common Shares, par value $0.01. Pursuant to our Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible into a Class A Common Share at a one-for-one conversion ratio and both the Class A common shares and the Class B common shares vote together as one class of shares. As of November 14, 2018, our total outstanding common shares amounted to 91,579,982 (Class A Common Shares: 91,473,703 and Class B Common Shares: 106,279).

Significant Accounting Policies
A discussion of our significant accounting policies can be found in our Consolidated Financial Statements included in the annual report on Form 20-F for the year ended December 31, 2017 filed with the Commission on March 15, 2018. There have been no material changes to our policies in the nine-month period ended September 30, 2018, apart from the below:
Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. Effective March 31, 2018, we adopted the aforementioned ASU.
The only effect the adoption of ASU 2016-18 had on prior period information is the presentation of the restricted cash on the statement of cash flows. Comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No.2016-18.
In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. We adopted the provisions of this guidance, which did not impact our condensed consolidated financial statements and notes disclosures.
Revenue from Contracts with Customers: In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

The new revenue standard was applied using a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). We applied the standard only to contracts that were not completed at the date of initial application. The accounting standard updates require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As a result of adoption, there was no cumulative impact to our retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.
Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. Under our articles of association repurchased shares are not immediately considered as cancelled. If not cancelled, such shares are referred to as treasury shares. Treasury shares are essentially the same as unissued capital and reduce ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders' equity. Dividends on such shares held in the entity's treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders' equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued.
FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
•	our ability to operate our business following the Restructuring;
•
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new drilling units on the market and effects of declines in commodity prices and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of drilling units;

•
hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•
customer contracts, including contract backlog, contract commencements, contract amendments or terminations, contract option exercises, contract revenues, contract awards and drilling unit mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•
the inability by Transocean to complete the acquisition of Ocean Rig in a timely manner or at all (whether as the result of the inability to obtain or delay in obtaining any required Transocean or Ocean Rig shareholder approvals or any required regulatory approvals, or for any other

•	repudiation, nullification, termination, modification or renegotiation of contracts;
•	limitations on insurance coverage, such as war risk coverage, in certain areas;
•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
•	the inability to repatriate income or capital;
•	complications associated with repairing and replacing equipment in remote locations;
•	import-export quotas, wage and price controls or imposition of trade barriers;
•	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;
•	the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Transocean of the acquisition;
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition;

•	the inability to successfully integrate Ocean Rig's operations with those of Transocean without unexpected cost or delay, the challenges of integrating and retaining key employees;

•	risks related to diversion of management time and attention from ongoing business operations due to the acquisition;

•	the inability of Transocean to achieve expected synergies from the acquisition or that it may take longer or be more costly than expected to achieve those synergies;

•
the effect of the announcement or completion of the acquisition on the ability of Transocean and Ocean Rig to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally, the inability to achieve anticipated synergies from the merger in a timely manner or at all;

•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•
the level of expected capital expenditures and the timing and cost of completion of capital projects; our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•	our capital structure;
•	continued borrowing ability under our debt agreements and compliance with the covenants contained therein;
•	our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies;
•	recruitment and retention of personnel; and
•
other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F and the Registration Statement on Form S-4 of Transocean Ltd., with an effective date of October 16, 2018 relating to the proposed Merger with Transocean Ltd..

Except as required by law, we expressly disclaim any obligation to update and revise any forward looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Further, we cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
 Consolidated Balance Sheets
As of December 31, 2017 and September 30, 2018 (unaudited)
 (Expressed in thousands of U.S. Dollars - except for share and per share data)
	December 31, 2017	September 30, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$736,114	$675,959
Restricted cash (Note 4)	46,967	1,656
Trade accounts receivable, net of allowance for doubtful receivables of $13,526 and $11,834 as at December 31, 2017 and September 30, 2018, respectively	169,651	70,455
Other current assets (Note 6)	37,986	20,606
Total current assets	990,718	768,676

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 7)	-	58,968
Drilling units, machinery and equipment, net (Note 8)	1,852,167	1,785,285
Total fixed assets, net	1,852,167	1,844,253

OTHER NON-CURRENT ASSETS:
Other non-current assets (Note 9)	9,080	15,821
Total non-current assets, net	9,080	15,821
Total assets	$2,851,965	$2,628,750

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$81,632	$-
Due to related parties (Note 5)	726	496
Accounts payable and other current liabilities	41,338	33,731
Accrued liabilities	45,018	20,517
Deferred revenue (Note 13)	15,329	5,230
Total current liabilities	184,043	59,974

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs (Note 10)	450,000	350,000
Deferred revenue (Note 13)	14,385	10,474
Other non-current liabilities	317	864
Total non-current liabilities	464,702	361,338

COMMITMENTS AND CONTINGENCIES (Note 3, 17)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2017 and September 30, 2018, respectively, nil issued and outstanding at December 31, 2017 and September 30, 2018, respectively	-	-
Common stock, $0.01 par value; 1,800,000,000 (1,500,000,000 class A shares and 300,000,000 class B shares) shares authorized, at December 31, 2017 and September 30, 2018, respectively, 91,567,982 (90,562,138 class A shares and 1,005,844 class B shares) issued and outstanding at December 31, 2017 and 91,567,982 (91,357,296 class A shares and 210,686 class B shares) at September 30, 2018 (Note 12)	916	916
Treasury stock; nil at December 31, 2017 and September 30, 2018, respectively (Note 12)	-	-
Additional paid-in capital	5,722,078	5,722,078
Accumulated other comprehensive income	3,476	3,476
Accumulated deficit	(3,523,250)	(3,519,032)
Total stockholders' equity	2,203,220	2,207,438
Total liabilities and stockholders' equity	$2,851,965	$2,628,750
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2017	2018

REVENUES:
Revenues (Note 13)	$788,168	$365,564

EXPENSES:
Drilling units operating expenses	225,619	190,479
Depreciation and amortization	95,032	78,869
Impairment loss (Note 7, 8)	1,048,828	---
General and administrative expenses	45,970	52,445
Loss on sale of fixed assets	155	498
Legal settlements and other, net (Note 17)	4,000	(4,000)
Operating income/ (loss)	(631,436)	47,273

OTHER INCOME/ (EXPENSES):
Interest and finance costs (Note 14)	(237,888)	(23,152)
Interest income	5,802	9,979
Reorganization gain/ (expenses), net	1,028,070	(404)
Loss from issuance of shares upon restructuring (Note 5, 12)	(204,595)	-
Other, net	2,976	(8,783)
Total other income/ (expenses), net	594,365	(22,360)

INCOME/ (LOSS) BEFORE INCOME TAXES	(37,071)	24,913
Income taxes (Note 15)	(47,748)	(20,695)

NET INCOME/ (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$(84,819)	$4,218

NET INCOME/ (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC. CLASS A AND CLASS B COMMON STOCKHOLDERS (Note 16)	$(84,819)	$4,218

EARNINGS/ (LOSSES) PER COMMON SHARE OF CLASS A AND CLASS B ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 16)	$(28.30)	$0.05
WEIGHTED AVERAGE NUMBER OF CLASS A COMMON SHARES, BASIC (Note 16)	2,997,480	91,050,808
WEIGHTED AVERAGE NUMBER OF CLASS A COMMON SHARES, DILUTED (Note 16)	2,997,480	91,567,982
WEIGHTED AVERAGE NUMBER OF CLASS B COMMON SHARES, BASIC AND DILUTED (Note 16)	-	517,174
WEIGHTED AVERAGE NUMBER OF CLASS A AND CLASS B COMMON SHARES, BASIC AND DILUTED (Note 16)	2,997,480	91,567,982

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
 Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the nine-month periods ended September 30, 2017 and 2018
  (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2017	2018

Net income/ (loss)	$(84,819)	$4,218
Other Comprehensive income:
Total Other Comprehensive income	$-	$-
Total Comprehensive income/ (loss)	$(84,819)	$4,218

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2017 and 2018
  (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2017	2018
Net Cash Provided by Operating Activities	$467,147	$157,068

Cash Flows Used in Investing Activities:
Advances for drilling units under construction and related costs	(27,694)	(58,968)
Drilling units, machinery, equipment and other improvements/ upgrades	(8,788)	(20,000)
Sale of fixed assets	198	67
Net Cash Used in Investing Activities	(36,284)	(78,901)
Cash Flows Used in Financing Activities:
Principal payments and prepayments of long-term debt and senior notes	(460,699)	(181,886)
Net Cash Used in Financing Activities	(460,699)	(181,886)
Effect on exchange rate changes on cash and cash equivalents and restricted cash	-	(1,747)
Net decrease in cash and cash equivalents and restricted cash	(29,836)	(105,466)
Cash and cash equivalents and restricted cash at beginning of period	772,966	783,081
Cash and cash equivalents and restricted cash at end of period	$743,130	$677,615
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest, net of amount capitalized	50,212	24,402
Reorganization expenses	101,055	404
Non cash financing activities:
Issuance of common stock under the restructuring	2,197,128	-
Proceeds from long-term debt	450,000	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc. its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig" or the "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Capital Market (NASDAQ: DRYS). From November 24, 2010 and up to December 31, 2016, Ocean Rig had an established office in Cyprus and was registered with the Cypriot Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."
As of April 14, 2016, the corporate domicile of the Company moved from the Republic of the Marshall Islands to the Cayman Islands.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2018.
On September 22, 2017, the effective date of the restructuring of the Company's balance sheet (the "Restructuring"), and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ, the Company effected a 1-for-9,200 reverse stock split of its issued common shares. All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements and notes give effect to the reverse stock split, for the entire nine-month period ended September 30, 2017.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements. As of December 31, 2017 and September 30, 2018, the Company consolidated one VIE which supports our drilling operation in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2017, were $15,029 and $92,622, respectively, while total liabilities exceeded total assets by $77,593. The VIE's total assets and liabilities, as of September 30, 2018, were $6,463 and $100,161, respectively, while total liabilities exceeded total assets by $93,698.
On May 8, 2018, the Company prepaid in full the remaining outstanding balance (as of that date) of $43.8 million on its $462 million Senior Secured Credit Facility, with no prepayment penalty. The Senior Secured Credit Facility was expected to mature in June 2018. Following the full prepayment of the Senior Secured Credit Facility, the Trust (as defined) was dissolved and the shares of Drillship Alonissos Owners Inc., owner of the Ocean Rig Apollo, were transferred back to the Company. The Ocean Rig Apollo will be pledged as additional collateral under the Company's $450 million credit agreement dated September 22, 2017, the outstanding balance of which stands at $350.0 million as of September 30, 2018 (Notes 8, 10). As of September 30, 2018, the Company no longer consolidates one VIE due to the Trust (as defined) formed for the purpose of the amendment of the $462,000 Senior Secured Credit Facility. As of December 31, 2017, the assets of the Trust could be used only to settle obligations of the Trust itself and at the same time creditors of the Trust did not have recourse to the general credit of the primary beneficiary, such assets and liabilities were analyzed as follows:

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information (continued):

December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$110
Restricted cash	45,339
Other current assets	1,929
Total current assets	47,378

FIXED ASSETS, NET:
Drilling units, machinery and equipment, net	175,362
Total fixed assets, net	175,362
Total assets	$222,740
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$81,632
Accounts payable and other current liabilities	249
Accrued liabilities	4,416
Total current liabilities	86,297

COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS' EQUITY:
Common stock, $20 par value; 1,000 shares authorized and issued at December 31, 2017	20
Additional paid-in capital	960
Retained earnings	135,463
Total shareholders' equity	136,443
Total liabilities and shareholders' equity	$222,740

In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

2.  Significant Accounting Policies:
A discussion of the Company's significant accounting policies and estimates can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2018 (the "Consolidated Financial Statements for the year ended December 31, 2017"). There have been no material changes to these policies in the nine-month period ended September 30, 2018, apart from the below.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies (continued):
Statement of Cash Flows:  In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. Effective March 31, 2018, the Company has adopted the aforementioned ASU. The only effect the adoption of ASU 2016-18 had on prior period information is the change at the presentation of the restricted cash on the statement of cash flows. Comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No.2016-18. (Note 4)
In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company has adopted the provisions of this guidance which did not impact the condensed consolidated financial statements and notes disclosures.
Revenue from Contracts with Customers: In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606). The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.
The new revenue standard was applied using a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company applied the standard only to contracts that were not completed at the date of initial application. The accounting standard updates require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As a result of adoption, there was no cumulative impact to the Company's accumulated deficit at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. (Note 13)
Definition of business: In January 2017, the FASB issued ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets of business. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. ASU 2017-01 is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The Company has adopted the provisions of this guidance which did not impact the condensed consolidated financial statements and notes disclosures.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies (continued):
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company has made advances for the construction of drilling units in a major shipyard in Korea. The ownership of the drilling units is transferred from the yard to the Company at delivery. As of September 30, 2018, cumulative installment payments made to the yard amounted to approximately $501,258 for the two drilling units under construction (Note 7).
Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. Under the Company's articles of association repurchased shares are not immediately considered as cancelled. If not cancelled, such shares are referred to as treasury shares. Treasury shares are essentially the same as unissued capital and reduce ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders' equity. Dividends on such shares held in the entity's treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders' equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued.
Recent accounting pronouncements:
Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. The accounting standards update requires (a) lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606. For public companies, the standard is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods. The Company previously disclosed its intention to adopt this standard at the same time as it adopted the new revenue standard discussed below; however, the Company now expects to adopt this new guidance in the first quarter of 2019. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

Measurement of Credit Losses on Financial Instruments: On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)
2.  Significant Accounting Policies (continued):
Recent accounting pronouncements (continued):
Fair Value Measurement: In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (ASC 820) - Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820 – Fair Value Measurement. For public entities, the following disclosure requirements were removed from Topic 820: (i) The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) The policy for timing of transfers between levels and; (iii) The valuation processes for Level 3 fair value measurements. The following disclosure requirements were modified in Topic 820 for public entities: (i) For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly and; (ii) The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. The following disclosure requirements were added to Topic 820: (i) The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and; (ii) The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date.
3. Proposed Merger with Transocean Ltd.:
On September 3, 2018, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Transocean Ltd. ("Transocean"), a Swiss corporation, the Company, Transocean Oceanus Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Transocean (the "HoldCo") and Transocean Oceanus Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of HoldCo (the "Merger Sub"). Pursuant to the Merger Agreement, at the effective time of the merger, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving  entity as a direct subsidiary of HoldCo and an indirect, wholly-owned subsidiary of Transocean (the "Merger").
At the effective time of the Merger each issued and outstanding share of the Company immediately prior to such time (other than certain shares of the Company that will be canceled as set forth in the Merger Agreement), will be canceled and automatically converted into the right to receive 1.6128 newly issued shares of Transocean and $12.75 in cash.
The obligations of the parties to consummate the transaction under the Merger Agreement are subject to customary closing conditions. Among those conditions, including without limitation, the approval of the shareholders of each of the Company and Transocean. The board of directors of both the Company and Transocean have made recommendations to the Company's and Transocean's shareholders (as applicable) to approve, the Merger, the Merger Agreement and the transactions contemplated thereby. In connection with the execution of the Merger Agreement, and as a condition to Transocean's willingness to enter into the Merger Agreement, certain shareholders of the Company entered into a voting and support agreement with Transocean. Based on the information provided by the shareholders to Transocean and Ocean Rig, as of September 3, 2018 (the date of the Ocean Rig voting agreements), the shareholders of the Company party to the voting agreements beneficially owned in the aggregate 43.8 million Ocean Rig shares, representing approximately 48% of the outstanding Ocean Rig shares. The shareholders meetings of both the Company and Transocean are expected to be held on November 29, 2018. Shareholders of record of the Company's Class A common shares Class B common shares at the close of business on the record date, October 16, 2018, are entitled to notice of, to attend, and to vote or to grant proxies to vote at the shareholder meeting.
The Merger Agreement contains an end date of March 31, 2019 for the completion of the Merger, which subject to certain conditions may be extended until September 3, 2019, as set forth in the Merger Agreement. Furthermore, customary representations, warranties and customary pre-closing covenants by the Company, Merger Sub and Transocean contained in the Merger Agreement are disclosed in the joint proxy/ prospectus of Transocean and Ocean Rig with an effective date of October 16, 2018.
In addition, if the Merger Agreement is terminated under specified circumstances as set forth in the Merger Agreement, the Company may be required to pay Transocean a termination fee of $90,000 and under certain other specified circumstances, as set forth in the Merger Agreement, Transocean may be required to pay the Company $60,000 representing a reasonable estimate of the Company's expenses incurred in connection with the Merger and the transactions contemplated thereby or a termination fee of $132,500.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Proposed Merger with Transocean Ltd. (continued):
The Company has agreed to pay its financial advisors for their services provided related to the proposed Merger with Transocean. The actual contingent consideration will be determined on the completion date of the Merger.
Pursuant to the terms of a Deed Omnibus Termination Agreement by and among the Company and its subsidiaries, TMS (as defined below) and Transocean dated September 3, 2018 and which was signed in connection with the Merger Agreement, at the effective time of the Merger, the Company agreed to pay a convenience termination fee in consideration for the termination of the Management Services Agreement with TMS Offshore Services Ltd. ("TMS"), a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou (Note 5), which termination will be effective as of the effective time of the Merger. This future payment is contingent upon the effective time of the Merger and the exact amount of the termination fee will be calculated at the time of payment, but in any event, it will not exceed $134 million, which is the amount the convenience termination fee would be if it was paid on October 9, 2018. The actual contingent consideration will be determined on the effective time of the Merger.
In addition, according to the Merger Agreement terms, the Company entered into retention bonus agreements with its employees on September 5, 2018. Pursuant to those agreements, the Company may be required to pay its employees with such bonus whether or not the Merger is completed. For the nine-month period ended September 30, 2018, the retention bonus compensation expense amounts to $478 and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations.
In the third quarter of 2018, the Company incurred $6,027 of non-recurring transaction costs related to the Merger Agreement, which are included in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations.
4. Cash and cash equivalents and restricted cash:
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statements of cash flows:
	December 31,	September 30,
	2017	2018
Cash and cash equivalents	$736,114	$675,959
Restricted cash – current	$46,967	$1,656
Total	$783,081	$677,615

Restricted cash may include (i) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements; (ii) taxes withheld from employees and deposited in designated bank accounts; (iii) amounts pledged as collateral for bank guarantees to suppliers and; (iv) amounts pledged as collateral for credit facilities agreements.
5. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and the unaudited interim condensed consolidated statements of operations are as follows:
	December 31,	September 30,
	2017	2018
Due to related parties	$(726)	$(496)
Accrued liabilities	$(11,786)	$(992)

	Nine-month period ended September 30,
Statements of Operations	2017	2018
Revenues – commission fees (Note 13)	$8,289	$3,634
Drilling units operating expenses	$400	$745
General and administrative expenses	$11,955	$10,387
Reorganization expenses (including non-cash issuance of shares)	$223,178	$-

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)
5. Transactions with Related Parties (continued):
TMS Offshore Services Ltd.: On March 31, 2016 and effective January 1, 2016 and up to September 22, 2017, the Company signed a management services agreement with TMS to provide certain management services related to the Company's drilling units including but not limited to commercial, financing, legal and insurance services. Under the terms of this agreement, in January 2017 and effective from January 1, 2017, the Company and TMS agreed to make certain amendments and expand the scope of the agreement. The Management Services Agreement discussed below, replaced the management services agreement that the Company and its subsidiaries entered into with TMS on March 31, 2016, as amended.
On September 22, 2017, the effective date of the Company's Restructuring (the "Restructuring Effective Date") and as part of the Restructuring, the Company and each of its drilling-unit-owning subsidiaries entered into the Management Services Agreement with TMS to provide certain management services related to the Company's drilling units including but not limited to executive management, commercial, financing, accounting, reporting, information technology, legal, manning, insurance, catering and superintendency services. As consideration for TMS's management services, the Company agreed to pay TMS an annual fee of $15,500 (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10,000 based on the satisfaction of certain metrics. The Company also agreed to pay a 1.0% commercial fee on all earnings under any then existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement. The Company may terminate the Management Services Agreement at any time, subject to the payment of a termination fee of the greater of $150,000, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or $30,000 (the "Convenience Termination Fee"). The Company may also terminate the Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including the payment to an escrow account of the lesser of $50,000 or the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator.
Pursuant to the terms of a Deed Omnibus Termination Agreement by and among the Company and its subsidiaries, TMS and Transocean dated September 3, 2018 and which was signed in connection with the Merger Agreement, at the effective time of the Merger, the Company agreed to pay a convenience termination fee in consideration for the termination of the Management Services Agreement with TMS, which termination will be effective as of the effective time of the Merger. This future payment is contingent upon the effective time of the Merger and the exact amount of the termination fee will be calculated at the time of payment, but in any event, it will not exceed $134 million, which is the amount the convenience termination fee would be if it was paid on October 9, 2018. The actual contingent consideration will be determined on the effective time of the Merger. (Note 3)
A refundable security deposit of $5,000 has been agreed to be placed into an escrow account and if, for any reason, the Company fails to make payments under the Management Services Agreement, then TMS may draw upon such security deposit, until paid in full (Note 9).
On December 19, 2017, the Company's board of directors (the "Board of Directors") approved to pay TMS the maximum bonus under the previous Management Services Agreement due to the success of the Restructuring. In addition a bonus on a pro rata basis from September 22, 2017 to December 31, 2017 of $1,384 was paid during 2018.
Prime Cap Shipping Inc.: Prime Cap Shipping Inc. ("Prime Cap") is a Cayman Islands company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou. On September 22, 2017 pursuant to the Restructuring and under the terms of the Management Services Agreement, 8,524,793 common shares of the Company's common stock were issued to Prime Cap (Note 12). As of September 30, 2018 Mr. George Economou, may be deemed to beneficially own 8,525,596 common shares (including 8,524,793 shares issued to Prime Cap) representing a 9.3% shareholding of the Company.
Azara Services S.A.: Azara Services S.A. ("Azara"), an entity that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, is the owner of 65 (600,000 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common stock, as of September 30, 2018.
Basset Holdings Inc. and Steel Wheel Investments Limited: Basset Holdings Inc. ("Basset") and Steel Wheel Investments Limited ("Steel Wheel"), entities that may be deemed to be beneficially owned by the Company's Executive Vice Chairman, Mr. Anthony Kandylidis, are the owners of 12 (114,286 shares before the 1-for- 9,200 reverse stock split) and 170 (1,570,226 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common stock, respectively, as of September 30, 2018.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.  Other Current Assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2017	September 30, 2018
Inventories	$9,573	$6,661
Deferred mobilization expenses	6,482	1,482
Prepayments and advances	17,064	12,024
Intangible assets, net	402	-
Insurance claims	2,980	-
Other	1,485	439
Total	$37,986	$20,606

7.  Advances for drilling units under construction and related costs:
The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drilling unit building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the consolidated financial statements for the year ended December 31, 2017.

The movement or the advances for drilling units under construction for the nine-month period ended September 30, 2018, was as follows:

Balance December 31, 2017	$-
Advances for drilling units under construction and related costs	58,968
Balance September 30, 2018	$58,968

On August 11, 2016, the Company entered into agreements with the shipyard to amend certain terms relating to contracts for the construction of its three drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos), which were previously scheduled for delivery in 2017, 2019 and 2018, respectively. As part of these agreements, the deliveries of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Santorini and the Ocean Rig Crete, on April 18, 2018 and June 28, 2018, respectively, the Company's subsidiaries holding the shipbuilding contracts for the construction of the drilling units entered into agreements with the shipyard to amend certain terms relating to the contracts. As part of the agreements, the delivery of the drilling units was postponed to September 2019 and September 2020, respectively, with the Company's option to bring forward the deliveries. With respect to the Ocean Rig Santorini, the total construction cost was increased to $716,790 and an interim installment of $35,000 was paid to the shipyard on April 20, 2018, that was applied against the remaining yard installments. With respect to the Ocean Rig Crete, on July 3, 2018, an interim installment of $22,250 was paid to the shipyard that was applied against the remaining yard installments. With respect to the Ocean Rig Amorgos, the Company had previously agreed to suspend the drilling unit's construction, subject to the Company's option, to resume construction within a period of 18 months after the date of the agreement. This option expired in February 2018. As of December 31, 2016, the Company impaired the total advances and related costs provided to the shipyard for the Ocean Rig Amorgos and as of December 31, 2017 the Company impaired the total advances and related costs provided to the shipyard for the Ocean Rig Crete and Ocean Rig Santorini.
As of September 30, 2018, an amount of $1,718, relating to capitalized interest and finance costs, is included in the "Advances for drilling units under construction and related costs" (Notes 10, 14).

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.  Drilling units, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$3,224,351	(1,372,184)	1,852,167
Additions	12,150	-	12,150
Disposal of assets	(2,167)	1,602	(565)
Depreciation	-	(78,467)	(78,467)
Balance September 30, 2018	$3,234,334	(1,449,049)	1,785,285

On October 5, 2017, the Company signed a drilling contract with Statoil Tanzania AS ("Statoil"), for one-well drilling program offshore Tanzania. The contract, performed by the drilling unit Ocean Rig Poseidon, commenced on January 15, 2018 and was completed on March 9, 2018.
On February 23, 2018, the Company signed a new drilling contract with Tullow Namibia Ltd., for a one-well drilling program plus options for drilling offshore Namibia. The contract, performed by the drilling unit Ocean Rig Poseidon, commenced on September 3, 2018 and was completed on September 27, 2018.
On March 22, 2018, the drilling unit Ocean Rig Mykonos successfully completed its drilling contract with Petrobras and is currently in Las Palmas, Spain where it remains in "ready-to-drill" state, and is actively marketed for employment. During its stay in Las Palmas, Spain, the unit has been fitted with a full Managed Pressure Drilling ("MPD") package.
On May 16, 2018, the Company signed a Master Service Agreement with ConocoPhilips Skandinavia AS (the "MSA"), for a term of three years plus two optional years. As part of the MSA, both parties signed a Drilling Program Order (the "DPO") for one firm well of about 90 days plus two options, for drilling offshore Norway. The DPO is expected to commence in the second half of 2019 and to be performed by the drilling unit Leiv Eiriksson.
On May 22, 2018, the drilling unit Ocean Rig Corcovado successfully completed its drilling contract with Petrobras and is currently in Las Palmas, Spain where it remains in "ready-to-drill" state and is actively marketed for employment. During its stay in Las Palmas, Spain, the unit is intended to be fitted with a full Managed Pressure Drilling ("MPD") package.
On June 1, 2018, the Company entered into an amendment to the existing drilling contract with Total E&P Angola Block 32 for the drilling unit Ocean Rig Skyros that includes a provision that the day rate will remain fixed for the remaining duration of the contract at approximately $573,255 per day.
On June 1, 2018, the Company signed a drilling contract with Chariot Oil & Gas Limited, for one-well drilling program offshore Namibia. The contract, performed by the drilling unit Ocean Rig Poseidon, commenced on September 27, 2018 and was completed on October 15, 2018.
On July 16, 2018, Lundin Norway AS ("Lundin") declared its seventh option to extend the existing contract of the drilling unit Leiv Eiriksson.
On July 20, 2018, the Company has entered into a Letter of Intent ("LOI") with ENI Angola S.p.A. ("ENI") for a firm two-well program plus two optional wells, for drilling offshore Angola. On September 14, 2018 and further to the LOI, the Company signed the contract, performed by the drilling unit Ocean Rig Poseidon, which commenced in the fourth quarter of 2018.
As of September 30, 2018, Ocean Rig Apollo is in the process of being pledged along with all of the Company's remaining drilling units that have been pledged as collateral to secure the Company's $450 million Senior Secured Term Loan Facility, as discussed in Note 1 and Note 10.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)
9.  Other non-current assets
The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2017	September 30, 2018
Deferred mobilization expenses	$4,080	$2,971
Security deposit	5,000	5,000
Prepaid investments	-	7,850
Total	$9,080	$15,821

10.  Long-term Debt:
Long-term debt, net of deferred financing costs:	December 31, 2017	September 30, 2018
$462 million Senior Secured Credit Facility	$81,886	$-
$450 million Senior Secured Term Loan Facility	450,000	350,000
Less: Deferred financing costs	(254)	-
Total debt	531,632	350,000
Less: Current portion	(81,632)	-
Long-term portion	$450,000	$350,000

$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility. On February 11, 2016, the client of the Ocean Rig Apollo sent to the Company a notice of termination. Under the $462 million Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, was required to make a mandatory prepayment of approximately $145,894 on August 22, 2016. On August 31, 2016, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into an amendment to the term loan facility agreement in consideration for the lenders agreeing: (i) to reduce the amount of the mandatory prepayment from $145,894 to $125,000; (ii) to release the Company as Guarantor and from all obligations, actual or contingent, joint or several, now or at any time outstanding; (iii) to waive any existing breaches and, (iv) the cold-stacking of the drilling unit. Furthermore, a trust was formed, namely "Drillship Alonissos Stock Trust" (the "Trust"), in which the Company has transferred the shares of Drillship Alonissos Shareholders Inc. together with the shares of Drillship Alonissos Owners Inc., previously held by Drillship Alonissos Shareholders Inc. Additionally, the repayment schedule of the loan was altered to include a cash sweep term authorizing the lenders to transfer any excess cash flow on a monthly basis, as a prepayment pro rata across the loan, therefore, leading to the full repayment of the loan by June 2018, whereas according to the initial repayment schedule it would have been fully repaid by June 2020. On May 8, 2018, the Company prepaid in full the remaining outstanding balance (as of that date) of $43,800 on its $462 million Senior Secured Credit Facility, with no prepayment penalty. Following the full prepayment, the Trust was dissolved and the shares of Drillship Alonissos Owners Inc., owner of the Ocean Rig Apollo, were transferred back to the Company and as of September 30, 2018, the Ocean Rig Apollo is in the process of being pledged to the lenders under the Company's $450 million Senior Secured Term Loan Facility, the outstanding balance of which stands at $350,000 (Notes 1, 8).

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.  Long-term Debt (continued):

$450 million Senior Secured Term Loan Facility
On September 22, 2017, the Restructuring Effective Date, the Company, including certain of its subsidiaries, acting as borrowers and guarantors, entered into a credit agreement with certain of its pre-Restructuring lenders (the "New Credit Agreement"). The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type, including, without limitation: (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance.
The Company and certain of its subsidiaries guarantee the Company's obligations under the New Credit Agreement and collateral was granted to the lenders by way of first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The New Credit Agreement consists of a $450 million Senior Secured Term Loan Facility, bearing interest at 8.00% per annum and with a maturity date of September 20, 2024. In addition, under the terms of the New Credit Agreement, the Company has the option to refinance the facility in full at no cost until March 22, 2018, at 105% from March 23, 2018 until March 22, 2019, at 103% from March 23, 2019 until March 22, 2020 and at 101% from March 23, 2020 until March 22, 2021.
Under ASU 2016-06 (Note 2) this option is considered as an embedded call option which has been assessed as closely related to the host contract (the New Credit Agreement), therefore is not valued separately and is not considered a derivative, pursuant to ASC 815 provisions.
On March 19, 2018, the Company made a prepayment of the New Credit Agreement in the amount of $100,000. As a result of this prepayment, the debt outstanding under the New Credit Agreement was reduced to $350,000.
The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries. Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and restrict, without the lender's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drilling units, incur additional indebtedness, incur and create liens on its assets, change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.
Total interest and debt amortization cost incurred on long-term debt for the nine-month periods ended September 30, 2017 and 2018, amounted to $265,186 and $23,944 respectively, of which $27,718 and $1,718 respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.
Discharge of the 7.25% Senior Unsecured Notes, 6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility
On September 22, 2017, the restructuring effective date, the outstanding principal amounts, accrued interest and default interest of the 7.25% Senior Unsecured Notes, $6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility were discharged in exchange for new equity in the Company amounting to $1,992,533, cash consideration amounting to $320,800 and the $450 million Senior Secured Term Loan Facility discussed above.
The Company's weighted average interest rates on the above bank loans were 6.71% and 7.83%, as of September 30, 2017 and 2018, respectively.
The $450 million Senior Secured Term Loan Facility, totaling $350,000 as of September 30, 2018, is payable in U.S. Dollars and matures in September 2024. The Senior Secured Term Loan Facility is expected to be repaid in full at the effective time of the Merger.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.  Financial Instruments and Fair Value Measurements:
The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The $450 million Senior Secured Term Loan Facility has a fixed rate and the estimated fair value was determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). The fair value of the $450 million Senior Secured Term Loan Facility at December 31, 2017 and September 30, 2018 was $456,000 and $368,813, respectively. The $462 million Senior Secured Credit Facility, had a floating rate on LIBOR and its' carrying value was approximately the same as its' fair market value as at December 31, 2017.
The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.
Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.
12. Common Stock and Additional Paid-in Capital:
Issuance and Conversion of Class A and Class B common shares
On September 22, 2017, upon the occurrence of the restructuring effective date, the Company issued 90,651,603 common shares, par value $0.01 per share, at a price of $24.00 per share resulting in an amount of $1,992,533 issued to the Scheme creditors and $204,595 to Prime Cap, respectively and were recorded in "Common stock" and "Additional paid-in capital" in the accompanying consolidated balance sheets.
On November 3, 2017, following the designation of three hundred million (300,000,000) of the Company's common shares as Class B Common Shares the EGM, the Company issued 895,404 Class B Common Shares to certain of shareholders pursuant to the terms of the recently completed financial restructuring. The Class B common shares are convertible into Class A common shares on a one-for-one basis, have equal voting rights and participate equally in dividend distributions and are not and will not be listed on a national securities exchange or a national market system.
From September 22, 2017 to December 31, 2017, certain of the Company's shareholders elected to convert 110,440 Class A Common Shares into 110,440 Class B Common Shares in aggregate, in accordance with the terms of the Company's Second Amended and Restated Memorandum and Articles of Association.
During the nine-month period ended September 30, 2018, the Company converted an aggregate of 795,158 Class B Common Shares, par value $0.01, into 795,158 Class A Common Shares, par value $0.01. Pursuant to the Company's Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible into a Class A Common Share at a one-for-one conversion ratio.
All Company's common stock has equal voting rights and participates equally in dividend distributions.
Stock repurchase plan
On April 14, 2018 the Company's Board of Directors authorized a stock repurchase plan, under which the Company may repurchase up to $150 million of its outstanding common shares for a period of 12 months from a date to be determined by the Board. Pursuant to the plan, the Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations. Since the authorization of the stock repurchase plan and as of September 30, 2018, the Company has not repurchased any of its common shares pursuant to the plan.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Common Stock and Additional Paid-in Capital (continued):
Reverse stock splits
On April 24, 2017, the Company's Annual General Meeting of Shareholders, approved a proposal to allow the Company to effect one or more reverse stock splits for ratios ranging from 1-for-2 to not more than 1-for-100,000, with the exact ratio to be set within this range as determined by the Board of Directors or duly constituted committee thereof and any time following the Annual General Meeting of Shareholders.
On September 21, 2017, the Company determined to effect a 1-for-9,200 reverse stock split of its common shares. The Company's common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split was completed in connection with the Company's Restructuring and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.
All previously reported share and per share amounts have been restated to reflect the reverse stock split.
Restricted stock awards
On November 14, 2017, the Company's Board of Directors approved the grant of 4,000 shares of Company's common shares to each of the three new directors of the Board. The shares vested immediately and were recognized to expenses based on the fair value on the grant date, being $25.56 per share.
The 2012 Equity Incentive Plan of the Company was terminated in connection with the Company's financial restructuring which was completed in September of 2017.
13. Revenues:
Revenue Recognition
The Company's services and deliverables are generally sold based upon contracts with customers that include fixed or determinable prices.  The Company recognizes revenue when delivery occurs, as directed by its customer, and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and day rate or fixed price mobilization and demobilization fees.
The drilling service provided under each drilling contract is a single performance obligation satisfied over time and comprised of a series of distinct time increments, or service periods. Total revenue is determined for each individual drilling contract by estimating both fixed and variable consideration expected to be earned over the contract term. Fixed consideration generally relates to activities such as mobilization, demobilization and capital upgrades of the Company's drilling units that are not distinct within the context of the Company's contracts and is recognized on a straight-line basis over the estimated duration of the drilling period. Variable consideration generally relates to distinct service periods during the contract term and is recognized in the period when the services are performed.
The amount estimated for variable consideration is only recognized as revenue to the extent that it is probable that a significant reversal will not occur during the contract term. The Company has applied the optional exemption afforded in Update 2014-09 and has not disclosed the variable consideration related to the Company's estimated future day rate revenues.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13. Revenues (continued):
Revenue segment information
The revenue shown in the table below is based upon the location where the drilling takes place and includes the commercial fee paid to TMS (Note 5):
Country	Nine-month period ended September 30,
	2017	2018
Norway	$40,523	$29,588
Brazil	245,528	107,234
Tanzania	-	9,170
Angola	357,183	175,250
Congo	144,934	40,106
Namibia	-	4,216
Total service revenues	$788,168	$365,564

Day Rate
The Company's drilling contracts provide for payment on a day rate basis and include a rate schedule with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The day rate invoiced to the customer is determined based on the varying rates applicable to specific activities performed on an hourly basis. Day rate consideration is allocated to the distinct hourly increment to which it relates within the contract term and is generally recognized consistent with the contractual rate invoiced for the services provided during the respective period.
Certain of the Company's contracts contain performance incentives whereby the Company may earn a bonus based on pre-established performance criteria. Such incentives are generally based on the Company's performance over individual monthly time periods or individual wells. Consideration related to performance bonus is generally recognized in the specific time period to which the performance criteria were attributed.
The Company may receive termination fees if certain drilling contracts are terminated by the customer prior to the end of the contractual term. Such compensation is recognized as revenues whereby the Company's performance obligation is satisfied, the termination fee can be reasonably measured and collection is probable.
Mobilization and Demobilization Revenue
In connection with certain contracts, the Company receives lump-sum fees or similar compensation for the mobilization of equipment and personnel prior to the commencement of drilling services or the demobilization of equipment and personnel upon contract completion. Fees received for the mobilization or demobilization of equipment and personnel are included in operating revenues. The costs incurred in connection with the mobilization and demobilization of equipment and personnel are included in drilling units operating expenses.
Mobilization fees received prior to commencement of drilling operations are recorded as a contract liability and amortized on a straight-line basis over the contract term. Demobilization fees expected to be received upon contract completion, are estimated at contract inception and recognized on a straight-line basis over the contract term. In some cases, demobilization fees may be contingent upon the occurrence or non-occurrence of a future event. In such cases, the estimate for such revenue may be constrained depending on the facts and circumstances pertaining to the specific contract. The Company assesses the likelihood of receiving such revenue based on past experience and knowledge of the market conditions. As of September 30, 2018, the Company did not have any unconstrained demobilization revenue.
Capital Upgrades / Reimbursable Revenues
In connection with certain contracts and prior to performing drilling operations, the Company receives lump-sum fees or similar compensation for requested capital upgrades to the Company's drilling units or for other contract preparation work. Fees received are recorded as a contract liability and amortized on a straight-line basis over the contract term to operating revenues. Costs incurred for capital upgrades are capitalized and depreciated over the useful life of the asset.
Reimbursements received from the customers for the provision of catering services in accordance with relevant contracts, are recorded on a gross basis as revenue. The related costs are recorded as running expenses in the same period.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13. Revenues (continued):
Contract Liabilities
Contract liabilities are presented on the Company's accompanying consolidated balance sheet on a contract-by-contract basis. Current and non-current contract liabilities are included in "Deferred revenue" current and non-current captions on the Company's accompanying consolidated balance sheets respectively. Contract liabilities generally represent fees received for mobilization and capital upgrades.
The following table summarizes the Company's contract liabilities:
	December 31, 2017	September 30, 2018
Contract liabilities – current	15,329	5,230
Contract liabilities – non-current	$14,385	$10,474

Significant changes in contract liabilities during the period are as follows:

Contract Liabilities
Balance as of December 31, 2017	$29,714
Decrease: Amortization of deferred revenue	14,969
Addition: Transfer to Trade accounts receivable	959
Balance as of September 30, 2018	$15,704

Deferred Contract Costs
Costs incurred for upfront drilling unit mobilizations and certain contract preparation are attributable to the Company's future performance obligation under each respective drilling contract. Such costs are deferred and amortized on a straight-line basis over the estimated duration of the drilling period. Demobilization fees and expenses are recognized over the demobilization period. Deferred contract costs were included in "Other current assets" and "Other non-current assets" captions, on the Company's accompanying consolidated balance sheets and totaled $10,562 and $4,453 as of December 31, 2017 and September 30, 2018, respectively. During the nine months ended September 30, 2017 and 2018, amortization of such costs totaled $5,987 and $6,109, respectively.
Future Amortization of Contract Liabilities and Deferred Costs
The Company's contract liabilities and deferred costs are amortized on a straight-line basis over the estimated duration of the drilling period. The Company has applied the disclosure practical expedient in ASC 606-10-50-14A(b) and has not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within the contracts, including dayrate revenue. Expected future amortization of the Company's contract liabilities and deferred costs recorded as of September 30, 2018 is set forth in the table below:

	Remaining 2018	2019	2020	2021	Total
Amortization of contract liabilities	$1,319	$5,229	$5,244	$3,912	$15,704
Amortization of deferred costs	$374	$1,483	$1,486	$1,110	$4,453

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)
14. Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine-month period ended September 30,
	2017	2018
Interest costs on long term debt and other	$204,301	$24,122
Amortization and write off of financing fees	60,885	254
Discount on receivable from drilling contract	(308)	-
Capitalized borrowing costs	(27,718)	(1,718)
Commissions, commitment fees and other financial expenses	728	494
Total	$237,888	$23,152

15. Income Taxes:

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

16. Earnings/ (losses) per share:

Nine-month period ended September 30,
	2017			2018
	Loss (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)		Weighted- average number of outstanding shares (denominator)		Amount per share
Basic net income/ (loss) per share:	Class A	Class A	Class A	Class A	Class B	Class A	Class B	Class A	Class B
Net income/ (loss)	$(84,819)	2,997,480	(28.30)	$4,194	$24	91,050,808	517,174	0.05	0.05
Less: Non-vested common stock dividends declared and undistributed earnings	-	-	-	-	-	-	-	-	-
Basic Earnings/ (Losses) per share attributable to common stockholders	$(84,819)	2,997,480	(28.30)	$4,194	$24	91,050,808	517,174	0.05	0.05
Diluted net income/ (loss) per share:
Allocation of undistributed earnings/ (losses) for basic computation	(84,819)	-	-	4,194	24	-	-	-	-
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	-	-	-	24	-	517,174	-	-	-
Diluted Earnings/ (Losses) per share attributable to common stockholders	$(84,819)	2,997,480	(28.30)	$4,218	$24	91,567,982	517,174	0.05	0.05

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16. Earnings/ (losses) per share (continued):
Earnings/ (losses) per share of Class A and Class B common shares are computed using the two-class method. Basic earnings/ (losses) per share are computed using the weighted average number of shares outstanding during the nine-month period ended September 30, 2018. Diluted net earnings/ (losses) per share are computed using the weighted average number of shares and the effect of potentially dilutive securities outstanding during the nine-month period ended September 30, 2018. Potentially dilutive securities consist of restricted stock units and other contingently issuable shares. The computation of the diluted earnings/ (losses) per share of Class A common shares assumes the conversion of Class B common shares, while the diluted earnings/ (losses) per share of Class B common shares do not assume the conversion of those shares.
The Class B common shares are convertible into Class A common shares on a one-for-one basis, have equal voting rights and participate equally in dividend distributions and are not and will not be listed on a national securities exchange or a national market system (Note 12). As a result, the undistributed earnings for the nine-month period ended September 30, 2018 are allocated based on the contractual participation rights of the Class A and Class B common shares on a proportionate basis. Furthermore, as the Company assumes the conversion of Class B common shares in the computation of the diluted earnings per share of Class A common shares, the undistributed earnings are equal to net income for that computation. For the nine-month period ended September 30, 2017, Class B common shares equivalents (Note 12) have been excluded from the diluted weighted average shares outstanding since the Company incurred a net loss and their effect would be antidilutive.
17. Commitments and Contingencies:
17.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.
As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, the Company seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by the Company. HPOR filed an application with the Court of Appeals in the U.K. (the "U.K. Court of Appeals") for leave to appeal the arbitration awards, for which the U.K. Court of Appeals granted permission. A hearing of HPOR's appeal took place on October 31, 2018.
On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against the Company and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to the Company. The awards in this matter were provided on August 10, 2018, and the Respondents were entirely successful in defeating the claims advanced by Mayze. The time for Mayze to apply for permission to appeal expired on August 17, 2018 with no application having been made. The awards are therefore final. Thus, the Company reversed the provision of $4,000 that had been recorded in "Legal settlements and other, net" in the accompanying unaudited interim condensed consolidated statement of operations as of September 30, 2017.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17. Commitments and Contingencies (continued):
17.1 Legal proceedings (continued)
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of the Company's creditors against, among others, two subsidiaries of the Company, two of the Company's executive officers up to December 31, 2017 – which currently are directors, the Company's manager TMS Offshore Services Ltd. and other parties. The plaintiffs purport to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. All defendants moved to dismiss the case on October 31, 2017 and that motion has been briefed. The Court held oral argument on June 6, 2018, and ordered the parties to submit supplemental briefs crystallizing argument made to the Court by July 17, 2018, with responses due August 14, 2018. The parties submitted their supplemental briefs and responses to the Court, and by order dated August 17, 2018, the Court cancelled the oral argument scheduled for August 29, 2018 and instead ordered the parties to appear for a scheduling conference. By order dated September 27, 2018, the Court granted Defendants' Joint Motion to Dismiss Complaint, and Defendants George Economou and Antonios Kandylidis' Motion to Dismiss, dismissing the case in its entirety without leave to replead. On or about October 24, 2018, Plaintiff filed a notice of appeal to the Marshall Islands Supreme Court. The Company is not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.
On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York. On April 5, 2018, our motion to dismiss the appeal was granted. On May 4, 2018, the shareholder filed an appeal to the United States Court of Appeals for the Second Circuit. The appeal is in briefing.
On the Restructuring Effective Date, the Company funded a preserved claims trust, or PCT.  The PCT was established to preserve, for the benefit of Scheme Creditors, any causes of action held by the Company, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of the Company's creditors referenced above.  If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the Restructuring.
Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
17.2 Purchase Obligations:
The following table sets forth the contractual purchase obligations of certain of the Company's subsidiaries for the Ocean Rig Santorini and the Ocean Rig Crete, as of September 30, 2018 and for each calendar year ending 2018 and thereafter:
	2018	2019	2020	2023	2024	Total
Drilling units building contracts	$-	$12,000	$10,250	$360,431	$520,165	$902,846
Total obligations	$-	$12,000	$10,250	$360,431	$520,165	$902,846

The payments above reflect certain installments that will be financed by non-recourse seller's credit that mature in 2023 and 2024 respectively.
18. Subsequent Events:
18.1 On October 3, 2018, Lundin Norway AS ("Lundin") declared its eighth option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until the first quarter of 2019. Should Lundin exercise its remaining four one-well options, the drilling unit could potentially be employed until the second half of 2019.
18.2 On October 15, 2018, the drilling unit Ocean Rig Poseidon successfully completed its program with Chariot Oil & Gas and has now commenced its contract with ENI for drilling offshore Angola. This contract has been entered into following the previously announced LOI.  ENI has exercised its two optional wells making it a firm four-well program that is expected to be completed in the second quarter of 2019.
18.3 The extraordinary general meeting of the Company's shareholders to consider and vote on the proposal to approve and adopt the Merger Agreement and transactions contemplated thereby is scheduled to take place on November 29, 2018 (the "Special Meeting"). The Company's shareholders of record as of the close of business on October 16, 2018 are entitled to notice of, and to vote at, the Special Meeting. The notice of the meeting and the other meeting materials were mailed on or about October 16, 2018.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

18. Subsequent Events (continued):
18.4 On November 7, 2018, an award of 4,000 shares of the Company's common stock was granted to each of three directors of the Company's Board, Mr. John Simon, Mr. Karl Blanchard and Mr. Jim Devine, pursuant to the compensation arrangements between the Company and each of them. The shares vested immediately and were recognized to expenses based on the fair value on the grant date, being $31.10 per share.
18.5 During November 2018, the Company converted an aggregate of 104,407 Class B Common Shares, par value $0.01, into 104,407 Class A Common Shares, par value $0.01. Pursuant to the Company's Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible into a Class A Common Share at a one-for-one conversion ratio and both the Class A common shares and the Class B common shares vote together as one class of shares. As of November 14, 2018, the Company's total outstanding common shares amounted to 91,579,982 (Class A Common Shares: 91,473,703 and Class B Common Shares: 106,279).